

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 29, 2006

Mr. Charles L. McNairy
Avatar Holdings Inc.
201 Alhambra Circle
Coral Gables, Florida 33134

>   **RE: Avatar Holdings Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2005**
>   **Filed March 15, 2006**
>   **File #1-7395**

Dear Mr. McNairy:

    We have reviewed your response letter dated June 21, 2006 and have the
following additional comments. If you disagree, we will consider your explanation as to
why our comment is inapplicable. In some of our comments, we may ask you to provide
us with supplemental information so we may better understand your disclosure. After
reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2005

Note G. Notes, Mortgage Notes and Other Debt, page 64

1. We have reviewed your response to our prior comment one in our letter dated
    June 7, 2006. Because your 4.5% Convertible Senior Note agreement provides an
    option of settlement that includes a combination of shares of common stock and
    cash, the instrument would not be considered a conventional convertible
    instrument. Please provide us with an analysis of how you have considered
    paragraphs 12 through 32 of EITF 00-19 in evaluating the classification of the
    embedded conversion feature.

Note O. Financial Information Relating to Industry Segments, page 73

2. We have reviewed your response to our prior comment two. If your Arizona
    operations become more significant to your results or if you expand your

operations to other geographic regions, we remind you that you should regularly reassess the aggregation criteria set forth in paragraph 17 of SFAS 131.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief